UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13G
                         (Rule 13d-102)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
    RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                    PURSUANT TO RULE 13d-2(b)

                        (AMENDMENT NO. 5)


                    THE ADAMS EXPRESS COMPANY
                    -------------------------
                        (Name of Issuer)

                          Common Stock
                          ------------
                 (Title of Class of Securities)

                            006212104
                            ---------
                         (CUSIP Number)

                        December 31, 2003
                        -----------------
     (Date of Event which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               [ ]   Rule 13d-1(b)

               [x]   Rule 13d-1(c)

               [ ]   Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 006212104		SCHEDULE 13G		<PAGE 2 OF 15>

 1    Name of Reporting Person                          Erik E. Bergstrom

      IRS Identification No. of Above Person

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                 (b)  [x]
 3    SEC USE ONLY

 4    Citizenship or Place of Organization                            USA

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                    6,900,000
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                         0
  PERSON WITH
                    8    Shared Dispositive Power               6,900,000

 9     Aggregate Amount Beneficially Owned by Each Reporting
       Person                                                   6,900,000

 10    Check Box if the Aggregate Amount in Row (9) Excludes Certain
       Shares                                                        [x]*

 11    Percent of Class Represented by Amount in Row 9               8.1%

 12    Type of Reporting Person                                        IN





_______________________________
    *See response to Item 4.

CUSIP No. 006212104		SCHEDULE 13G		<PAGE 3 OF 15>

 1    Name of Reporting Person        Erik E. Bergstrom Living Trust U/A
                                                           Dated 12/6/74

      IRS Identification No. of Above Person

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                 (b)  [x]
 3    SEC USE ONLY

 4    Citizenship or Place of Organization                     California

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                    2,400,000
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                         0
  PERSON WITH
                    8    Shared Dispositive Power               2,400,000

  9    Aggregate Amount Beneficially Owned by Each
       Reporting Person                                         2,400,000

 10    Check Box if the Aggregate Amount in Row (9) Excludes Certain
       Shares                                                         [ ]

 11    Percent of Class Represented by Amount in Row 9               2.8%

 12    Type of Reporting Person                                        OO

CUSIP No. 006212104		SCHEDULE 13G		<PAGE 4 OF 15>

 1    Name of Reporting Person                         Edith H. Bergstrom

      IRS Identification No. of Above Person

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                 (b)  [x]
 3    SEC USE ONLY

 4    Citizenship or Place of Organization                            USA

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                       85,000
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                         0
  PERSON WITH
                    8    Shared Dispositive Power                  85,000

  9    Aggregate Amount Beneficially Owned by Each Reporting Person 85,000

 10    Check Box if the Aggregate Amount in Row (9) Excludes Certain
       Shares                                                         [ ]

 11    Percent of Class Represented by Amount in Row 9               0.1%

 12    Type of Reporting Person                                        IN

CUSIP No. 006212104		SCHEDULE 13G		<PAGE 5 OF 15>

 1    Name of Reporting Person        Edith H. Bergstrom Living Trust U/A
                                                            Dated 12/6/74

      IRS Identification No. of Above Person

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                 (b)  [x]
 3    SEC USE ONLY

 4    Citizenship or Place of Organization                     California

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                       85,000
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                         0
  PERSON WITH
                    8    Shared Dispositive Power                  85,000

  9    Aggregate Amount Beneficially Owned by Each Reporting Person 85,000

 10    Check Box if the Aggregate Amount in Row (9) Excludes Certain
       Shares                                                         [ ]

 11    Percent of Class Represented by Amount in Row 9               0.1%

 12    Type of Reporting Person                                        OO

CUSIP No. 006212104		SCHEDULE 13G		<PAGE 6 OF 15>

 1    Name of Reporting Person                 Federal United Corporation

      IRS Identification No. of Above Person

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                 (b)  [x]
 3    SEC USE ONLY

 4    Citizenship or Place of Organization                       Delaware

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                            0
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                         0
  PERSON WITH
                    8    Shared Dispositive Power                       0

  9    Aggregate Amount Beneficially Owned by Each Reporting Person     0

 10    Check Box if the Aggregate Amount in Row (9) Excludes Certain
       Shares                                                         [ ]

 11    Percent of Class Represented by Amount in Row 9               0.0%

 12    Type of Reporting Person                                        CO

CUSIP No. 006212104		SCHEDULE 13G		<PAGE 7 OF 15>

 1    Name of Reporting Person Erik E. and Edith H. Bergstrom Foundation,
                                                       a Charitable Trust

      IRS Identification No. of Above Person

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                 (b)  [x]
 3    SEC USE ONLY

 4    Citizenship or Place of Organization                     California

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                    4,400,000
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                         0
  PERSON WITH
                    8    Shared Dispositive Power               4,400,000

  9    Aggregate Amount Beneficially Owned by Each Reporting
       Person                                                   4,400,000

 10    Check Box if the Aggregate Amount in Row (9) Excludes Certain
       Shares                                                         [ ]

 11    Percent of Class Represented by Amount in Row 9               5.2%

 12    Type of Reporting Person                                        CO

CUSIP No. 006212104		SCHEDULE 13G		<PAGE 8 OF 15>

 1    Name of Reporting Person                             Sharon's Trust

      IRS Identification No. of Above Person

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                 (b)  [x]
 3    SEC USE ONLY

 4    Citizenship or Place of Organization                     California

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                      100,000
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                         0
  PERSON WITH
                    8    Shared Dispositive Power                 100,000

  9    Aggregate Amount Beneficially Owned by Each Reporting
       Person                                                     100,000

 10    Check Box if the Aggregate Amount in Row (9) Excludes Certain
       Shares                                                         [ ]

 11    Percent of Class Represented by Amount in Row 9               0.1%

 12    Type of Reporting Person                                        OO

CUSIP No. 006212104		SCHEDULE 13G		<PAGE 9 OF 15>

        Item 1(a).  Name of Issuer:
                    --------------

               The Adams Express Company
               -------------------------

        Item 1(b).  Address of Issuer's Principal Executive Offices:

               Seven St. Paul Street, Suite 1140, Baltimore,
                    Maryland 21202

        Item 2(a).  Names of Persons Filing:
                    -----------------------

               Erik E. Bergstrom
               Erik E. Bergstrom Living Trust U/A Dated 12/6/74
               Edith H. Bergstrom
               Edith H. Bergstrom Living Trust U/A Dated 12/6/74
               Federal United Corporation
               Erik E. and Edith H. Bergstrom Foundation, a
               Charitable Trust
               Sharon's Trust

        Item 2(b).  Address of Principal Business Office or, if none,
                    Residence:
                    -------------------------------------------------

               The business address of Erik E. Bergstrom, Erik E. Bergstrom Living Trust U/A Dated 12/6/74, Edith H. Bergstrom, Edith H. Bergstrom Living Trust U/A Dated 12/6/74, and Federal United Corporation is P.O. Box 126, Palo Alto, California 94302. The business address of the Erik E. and Edith H. Bergstrom Foundation, a Charitable Trust is P.O. Box 520, Palo Alto, California 94302. The business address of Sharon's Trust is 13781 Strubel's Lane, Grass Valley, California 95949.

        Item 2(c).  Citizenship:
                    -----------

                    See Items 4 to cover pages which Items are incorporated by reference herein.

        Item 2(d).  Title of Class of Securities:
                    ----------------------------

                    Common Stock

        Item 2(e).  CUSIP Number:
                    ------------

                    006212104

CUSIP No. 006212104		SCHEDULE 13G		<PAGE 10 OF 15>

        Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

           (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

           (b) [ ] Bank as defined in section 3(a)(6) of the Act (15
                   U.S.C. 78c).

           (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

           (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

           (e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

           (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

           (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

           (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

           (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

           (j) [ ] Group, in accordance with Section
                   240.13d-1(b)(1)(ii)(J).

        Item 4. Ownership.
                ---------

                The following table specifies as of December 31, 2003 the number of shares of Common Stock as to which each person named in Item 2(a) has sole or shared power to vote or direct the vote or to dispose or direct the disposition, as well as the percentages such shares constitute of the Common Stock reported to be outstanding as of December 31, 2003.

CUSIP No. 006212104		SCHEDULE 13G		<PAGE 11 OF 15>

             Sole Voting  Shared Voting              Percentage
                 and          and        Aggregate      of
             Dispositive  Dispositive    Number of  Outstanding
   Name (1)<F1> Power        Power        Shares      Shares
   -------      -----        -----        ------      ------

Erik E. ......... 0       6,900,000(2)   6,900,000(2)  8.1%(2) <F2>
Bergstrom

Erik E.           0       2,400,000      2,400,000     2.8%
Bergstrom
Living Trust
U/A Dated
12/6/74

Edith H.          0          85,000(3)      85,000(3)  0.1%(3)<F3>
Bergstrom

Edith H.          0          85,000         85,000     0.1%
Bergstrom
Living Trust
U/A Dated
12/6/74

Federal United    0            0              0        0.0%
Corporation

Erik E. and       0       4,400,000      4,400,000     5.2%
Edith H.
Bergstrom
Foundation, a
Charitable
Trust

Sharon's Trust    0         100,000        100,000     0.1%


_______________________________

  <F1>(1)The reporting persons may be deemed to be members of a "group"
within the meaning of Section 13(d)(3) of the Act and the rules and regulations thereunder. Membership in such a group is hereby disclaimed.

  <F2>(2)Consists of shares of Common Stock owned by the Erik E. Bergstrom
Living Trust U/A Dated 12/6/74, Federal United Corporation, Erik E. and Edith H. Bergstrom Foundation, a Charitable Trust, and Sharon's Trust. Does not include the shares owned by Edith H. Bergstrom and the Edith H. Bergstrom Living Trust U/A Dated 12/6/74. Pursuant to Rule 13d-4, Erik E. Bergstrom hereby disclaims beneficial ownership of all shares owned by Edith H. Bergstrom, the Edith H. Bergstrom Living Trust U/A Dated 12/6/74, Federal United Corporation, Erik E. and Edith H. Bergstrom Foundation, a Charitable Trust and Sharon's Trust.

  <F3>(3)Consists of 85,000 shares of Common Stock owned by the Edith H.
Bergstrom Living Trust U/A Dated 12/6/74.

CUSIP No. 006212104		SCHEDULE 13G		<PAGE 12 OF 15>

        Item 5. Ownership of Five Percent or Less of a Class.
                --------------------------------------------

                Not applicable.

        Item 6. Ownership of More Than Five Percent on Behalf of
                Another Person.
                ------------------------------------------------

                Not applicable.

        Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
                ----------------------------------------------------

                Not applicable.

        Item 8. Identification and Classification of Members of the
                Group.
                ---------------------------------------------------

                See Exhibit 1.

        Item 9. Notice of Dissolution of Group.
                ------------------------------

                Not applicable.

        Item 10.   Certifications.
                   --------------

                By signing below, each of the signatories certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 006212104		SCHEDULE 13G		<PAGE 13 OF 15>

                                Signatures
                                ----------

                After reasonable inquiry and to the best of its knowledge and belief, each of the signatories certifies that the information set forth in this statement is true, complete and correct.


       /s/ Erik E. Bergstrom
       _____________________           Edith H. Bergstrom
       Erik E. Bergstrom               Living Trust U/A Dated
                                       12/6/74



       /s/ Edith H. Bergstrom
       ______________________          By: /s/ Edith H. Bergstrom
       Edith H. Bergstrom                  _______________________
                                          Name: Edith H. Bergstrom
                                          Title: Trustee



       Erik E. and Edith H. Bergstrom  Federal United Corporation
       Foundation, a Charitable Trust



       By:/s/ Erik E. Bergstrom        By:/s/ Erik E. Bergstrom
          _______________________         _______________________
          Name: Erik E. Bergstrom         Name: Erik E. Bergstrom
          Title: Trustee                  Title: President



       Erik E. Bergstrom Living Trust  Sharon's Trust
       U/A Dated 12/6/74



       By:/s/ Erik E. Bergstrom        By:/s/ Erik E. Bergstrom
          _______________________         _______________________
          Name: Erik E. Bergstrom         Name: Erik E. Bergstrom
          Title: Trustee                  Title: Trustee


Dated: January 22, 2004

CUSIP No. 006212104		SCHEDULE 13G		<PAGE 14 OF 15>

                               EXHIBIT INDEX
                               -------------

        Exhibit 1     Identity of Group Members         Page 15

CUSIP No. 006212104		SCHEDULE 13G		<PAGE 15 OF 15>

                   Exhibit 1 - Identity of Group Members



     Erik E. Bergstrom
     Erik E. Bergstrom Living Trust U/A Dated 12/6/74
     Edith H. Bergstrom
     Edith H. Bergstrom Living Trust U/A Dated 12/6/74
     Federal United Corporation
     Erik E. and Edith H. Bergstrom Foundation, a Charitable
     Trust
     Sharon's Trust